Exhibit 99.1

Underwriting Agreement

July 11, 2019

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, NY 10281

As Representatives of the several Underwriters

listed in Schedule 1 hereto

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), $750,000,000 principal amount of its 3.600% Notes due 2024 (the “Series 2024 Notes”) and $500,000,000 principal amount of its 4.250% Notes due 2029 (the “Series 2029 Notes”), in each case, having the terms set forth in Schedule 2 hereto (the Series 2024 Notes and the Series 2029 Notes, together, the “Securities”). The Securities will be issued pursuant to a Senior Securities Indenture dated as of June 1, 2015, as supplemented by the third supplemental indenture to be dated as of July 16, 2019 (the “Indenture”) among the Company, Wilmington Trust, National Association as trustee (the “Trustee”) and Citibank, N.A. as securities administrator (the “Securities Administrator”). The non-U.S. affiliates of the Representatives are set forth in Schedule 5 hereto.

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.429% of the principal amount thereof, in the case of the Series 2024 Notes, and 98.574% of the principal amount thereof, in the case of the Series 2029 Notes, in each case plus accrued interest, if any, from July 16, 2019 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 4:30 P.M., New York City time, on July 11, 2019. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Shearman & Sterling (London) LLP at 10:00 A.M., New York City time, on July 16, 2019, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representatives and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

Payment for the Securities shall be made by wire transfer in immediately available funds to the accounts specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Base Prospectus included therein, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the front and back cover pages and in the table in the first paragraph under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the third paragraph, the fourth paragraph, the second sentence of the seventh paragraph, the eighth paragraph, the ninth paragraph and in the subsection “Other Relationships,” each under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus and the following information in the final Pricing Term Sheets dated July 11, 2019: (i) the Spread to Benchmark Treasury and (ii) Benchmark Treasury.

Recognition of the U.S. Special Resolution Regimes

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Underwriting Agreement, and any interest and obligation in or under this Underwriting Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Underwriting Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Underwriting Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Underwriting Agreement were governed by the laws of the United States or a state of the United States.

As used herein:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

2

Notices to the Underwriters shall be given at: BofA Securities, Inc., 50 Rockefeller Plaza, NY1-050-12-02, New York, New York 10020 (fax: (646) 855-5958), Attention: High Grade Transaction Management/Legal; Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (fax: (646) 291-1469), Attention: General Counsel; Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282-2198, Attention: Registration Department; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179 (fax: (212) 834-6081), Attention: Investment Grade Syndicate Desk; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Transaction Management Group/Scott Primrose.

All provisions contained in the document entitled ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions, which was filed as Exhibit 1.1 to the registration statement on Form F-3, filed by the Company with the Commission on March 2, 2018 (File No. 333-223400), are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control and provided that paragraph (1) of the Underwriting Agreement Standard Provisions is completed by the following file number of the Registration Statement: File No 333-223400. In addition, the Company represents and warrants to each Underwriter that the Company’s condensed consolidated statement of financial position, condensed consolidated statement of operations and condensed consolidated statement of cash flows, and the notes thereto, as of and for the three months ended March 31, 2019, furnished on the Company’s Report of Foreign Private Issuer on Form 6-K dated July 11, 2019, incorporated by reference in the Preliminary Prospectus and the Prospectus present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered thereby except as specified therein or in the documents incorporated by reference into the Preliminary Prospectus and the Prospectus.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

3

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By:	/s/ Philippe Noury

By:	/s/ Maureen Baker

[Signature Page to Underwriting Agreement]

Accepted: July 11, 2019

For itself and on behalf of the
several Underwriters listed
in Schedule 1 hereto.

BOFA SECURITIES, INC.

By:	/s/ Roberto J. Little
Authorized Signatory

[Signature Page to Underwriting Agreement]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam D. Bordner
Authorized Signatory

[Signature Page to Underwriting Agreement]

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Authorized Signatory

[Signature Page to Underwriting Agreement]

J.P. MORGAN SECURITIES LLC

By:	/s/ Som Bhattacharyaa
Authorized Signatory

[Signature Page to Underwriting Agreement]

RBC CAPITAL MARKETS, LLC

By:	/s/ Daniel E. Botoff
Authorized Signatory

[Signature Page to Underwriting Agreement]

Schedule 1

Underwriter	Principal Amount of Series 2024 Notes	Principal Amount of Series 2029 Notes
BofA Securities, Inc.	$68,182,000	$45,455,000
Citigroup Global Markets Inc.	$68,182,000	$45,455,000
Goldman Sachs & Co. LLC	$68,182,000	$45,455,000
J.P. Morgan Securities LLC	$68,182,000	$45,455,000
RBC Capital Markets, LLC	$68,182,000	$45,455,000
BNP Paribas Securities Corp.	$68,182,000	$45,455,000
Credit Agricole Securities (USA) Inc.	$68,182,000	$45,454,000
ING Financial Markets LLC	$68,182,000	$45,454,000
Santander Investment Securities Inc.	$68,182,000	$45,454,000
SMBC Nikko Securities America, Inc.	$68,181,000	$45,454,000
SG Americas Securities, LLC	$68,181,000	$45,454,000

Total	$750,000,000	$500,000,000

Schedule 2

Representatives and Addresses for Notices:

Notices to the Underwriters shall be given at:

BofA Securities, Inc., 50 Rockefeller Plaza, NY1-050-12-02, New York, New York 10020 (fax: (646) 855-5958), Attention: High Grade Transaction Management/Legal.

Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (fax: (646) 291-1469), Attention: General Counsel.

Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282-2198, Attention: Registration Department.

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179 (fax: (212) 834-6081), Attention: Investment Grade Syndicate Desk.

RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Transaction Management Group/Scott Primrose.

Certain Terms of the Securities:

Series 2024 Notes

Title of Securities:	3.600% Notes due 2024

Aggregate Principal Amount of Securities:	$750,000,000

Maturity Date:	July 16, 2024

Interest Rate:	3.600%

Interest Payment Dates:	January 16 and July 16 of each year, commencing January 16, 2020

Redemption Provisions:	Make whole call at Treasury plus 30 basis points; Tax redemption at 100%

Change of Control:	101%

Series 2029 Notes

Title of Securities:	4.250% Notes due 2029

Aggregate Principal Amount of Securities:	$500,000,000

Maturity Date:	July 16, 2029

Interest Rate:	4.250%

Interest Payment Dates:	January 16 and July 16 of each year, commencing January 16, 2020

Redemption Provisions:	Make whole call at Treasury plus 35 basis points; Tax redemption at 100%

Change of Control:	101%

Schedule 3

Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Schedule 4

Schedule 4

Final Term Sheet

ArcelorMittal

$750,000,000 3.600% Notes due 2024

This final term sheet dated July 11, 2019 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated July 11, 2019 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security Description:	3.600% Notes due 2024

Size:	$750,000,000

Price:	99.859% of face amount

Maturity Date:	July 16, 2024, unless earlier redeemed

Coupon:	3.600% per annum

Yield to Maturity:	3.631%

Benchmark Treasury:	UST 1.750% due June 30, 2024

Benchmark Treasury Price and Yield:	99-12 1⁄4; 1.881%

Spread to Benchmark Treasury:	T+175 bps

Interest Payment Dates:	January 16 and July 16, commencing January 16, 2020

Total Net Proceeds Before Expenses:	The net proceeds of the Notes Offering, after deduction of the underwriting discount of approximately $3,225,000, amount to approximately $745,717,500.

Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering towards the reduction of the $7 billion term facilities agreement to the extent it is drawn, and for general corporate purposes including future repayment of existing indebtedness

Change of Control:	101%

Make-whole Spread:	T+30 bps

Trade Date:	July 11, 2019

Settlement Date:	T+3; July 16, 2019

CUSIP:	03938L BB9

ISIN:	US03938LBB99

Denominations/Multiple:	$2,000 x $1,000

Underwriters:

Joint Book-Running Managers

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. by emailing dg.prospectus_requests@baml.com, Citigroup Global Markets Inc. by calling toll-free at (800) 831-9146 or emailing prospectus@citi.com, Goldman Sachs & Co. LLC by calling toll-free at (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC by calling collect at (212) 834-4533 and RBC Capital Markets, LLC by calling toll-free at (866) 375-6829.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The Underwriters expect to deliver the Notes on or about July 16, 2019, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the notes (this settlement cycle is being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$500,000,000 4.250% Notes due 2029

This final term sheet dated July 11, 2019 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated July 11, 2019 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security Description:	4.250% Notes due 2029

Size:	$500,000,000

Price:	99.004% of face amount

Maturity Date:	July 16, 2029, unless earlier redeemed

Coupon:	4.250% per annum

Yield to Maturity:	4.374%

Benchmark Treasury:	UST 2.375% due May 15, 2029

Benchmark Treasury Price and Yield:	102-07; 2.124%

Spread to Benchmark Treasury:	T+225 bps

Interest Payment Dates:	January 16 and July 16, commencing January 16, 2020

Total Net Proceeds Before Expenses:	The net proceeds of the Notes Offering, after deduction of the underwriting discount of approximately $2,150,000, amount to approximately $492,870,000.

Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering towards the reduction of the $7 billion term facilities agreement to the extent it is drawn, and for general corporate purposes including future repayment of existing indebtedness

Change of Control:	101%

Make-whole Spread:	T+35 bps

Trade Date:	July 11, 2019

Settlement Date:	T+3; July 16, 2019

CUSIP:	03938L BC7

ISIN:	US03938LBC72

Denominations/Multiple:	$2,000 x $1,000

Underwriters:

Joint Book-Running Managers

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. by emailing dg.prospectus_requests@baml.com, Citigroup Global Markets Inc. by calling toll-free at (800) 831-9146 or emailing prospectus@citi.com, Goldman Sachs & Co. LLC by calling toll-free at (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC by calling collect at (212) 834-4533 and RBC Capital Markets, LLC by calling toll-free at (866) 375-6829.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The Underwriters expect to deliver the Notes on or about July 16, 2019, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the notes (this settlement cycle is being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Schedule 5

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

J.P. Morgan Markets Limited

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

RBC Europe Limited

Riverbank House

2 Swan Lane

London EC4R 3BF

United Kingdom